EXHIBIT 99.1

Galapagos reports first quarter 2024 financial results

  Advanced potentially best-in-class cell therapy and small molecule R&D pipeline comprising four clinical assets and >15 discovery programs in oncology and immunology
  Executed agreements with BridGene Biosciences and Thermo Fisher Scientific, and investment in Frontier Medicines
  Transferred Jyseleca® business to Alfasigma S.p.A., freeing up resources to invest in growth areas
  Group net revenues in the first quarter of €100 million
  Cash and current financial investments of €3.6 billion on 31 March 2024
  Reconfirmed 2024 cash burni guidance of €280 million to €320 million, not including potential business development opportunities

Webcast presentation with management on 3 May 2024, at 14:00 CET / 8:00 am ET, www.glpg.com

Mechelen, Belgium; 2 May 2024, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced its first quarter 2024 financial results and provided a business update and outlook for the remainder of 2024.

“We are moving forward with a renewed focus, a differentiated and expanding R&D pipeline, and competitive technology platforms to bring innovation to patients around the world. We continue to build a strong team of global leaders and we expanded our U.S. footprint,” said Dr. Paul Stoffels1, CEO and Chairman of the Board of Directors of Galapagos. “As we look forward to the year ahead, we strive to make important progress in our clinical programs, achieving regulatory milestones to initiate clinical development of our CAR-T programs in the U.S., and expanding our decentralized CAR-T network in the U.S. and Europe. In parallel, we will continue to build our early-stage pipeline of cell therapy and small molecule investigational medicines in oncology and immunology, both internally and through external partnerships.”

Thad Huston, CFO and COO of Galapagos, concluded: “We are committed to investing in our internal R&D pipeline, while we continue to actively pursue business development opportunities. We are broadening our oncology and immunology portfolio and will capitalize on opportunities that are aligned with our strategic objectives.”

First quarter 2024 and recent business update

  At the Annual and Extraordinary Shareholders’ Meetings held on 30 April 2024, all proposed resolutions were approved (see: press release of 30 April 2024).
  Presented our innovative decentralized CAR-T manufacturing and 7-day vein-to-vein approach to hematological cancer care at the EBMT-EHA and EBMT annual meetings with new preliminary translational and previously published encouraging clinical data of our CD19 CAR-T candidates. The data support the promise of GLPG5101 in relapsed/refractory non-Hodgkin lymphoma (NHL) and GLPG5201 in relapsed/refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT), in addressing the critical needs of patients facing poor prognosis.
  Discontinued the development of CD19 CAR-T candidate in refractory systemic lupus erythematosus.
  Transferred the Jyseleca® business to Alfasigma per 31 January 2024.
  Signed a strategic collaboration and license agreement with BridGene Biosciences to further strengthen our growing early-stage oncology precision medicine pipeline.
  Entered into a strategic collaboration agreement with Thermo Fisher Scientific for decentralized CAR-T manufacturing in the San Francisco area.
  Participated with an investment of $40.0 million in the Series C financing round of precision oncology pioneer Frontier Medicines.

Financial performance
First quarter 2024 key figures (consolidated)
(€ millions, except basic & diluted income per share)

	Three months ended 31 March		% Change
	2024	2023
Total net revenues	62.4	58.6	+7%
Cost of sales	(2.5)	-
R&D expenses	(71.6)	(52.5)	+36%
G&Aii and S&Miii expenses	(30.8)	(27.1)	+14%
Other operating income	9.4	6.8	+37%
Operating loss	(33.1)	(14.2)
Fair value adjustments and net exchange differences	30.6	(9.7)
Net other financial result	25.4	12.5
Income taxes	0.6	0.2
Net profit/loss (-) from continuing operations	23.5	(11.2)
Net profit from discontinued operations, net of tax	66.7	34.4
Net profit of the period	90.2	23.2
Basic and diluted earnings per share (€)	1.4	0.4
Current financial investments, cash & cash equivalents	3,557.9	4,005.5 (*)

(*) Including €15.4 million of net accrued interest income

DETAILS OF THE FINANCIAL RESULTS OF THE FIRST THREE MONTHS OF 2024
As a consequence of the transfer of our Jyseleca® business to Alfasigma, the revenues and costs related to Jyseleca® for the first quarter of 2024 are presented separately from the results of our continuing operations in the line ‘Net profit from discontinued operations, net of tax’ in our consolidated income statement. The comparative first quarter of 2023 has been restated accordingly for the presentation of the results related to the Jyseleca® business.

Results from our continuing operations
Total operating loss from continuing operations for the three months ended 31 March 2024 was €33.1 million, compared to an operating loss of €14.2 million for the three months ended 31 March 2023.

  Total net revenues for the three months ended 31 March 2024 amounted to €62.4 million, compared to €58.6 million for the three months ended 31 March 2023. The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €57.6 million for the first three months of both 2024 and 2023. Our deferred income balance at 31 March 2024 includes €1.2 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration.
  Cost of sales for the three months ended 31 March 2024 amounted to €2.5 million and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are booked in total net revenues.
  R&D expenses in the first three months of 2024 amounted to €71.6 million, compared to €52.5 million for the first three months of 2023. This increase was primarily explained by higher costs for CAR-T and small molecule programs in oncology.
  G&A and S&M expenses amounted to €30.8 million in the first three months of 2024, compared to €27.1 million in the first three months of 2023. This increase was primarily due to an increase in legal and professional fees, mainly related to business development activities.
  Other operating income amounted to €9.4 million in the first three months of 2024, compared to €6.8 million for the same period last year. This increase is mainly due to €2.2 million of recharges for transition services to Alfasigma for the months of February and March 2024.

Net financial income in the first three months of 2024 amounted to €56.0 million, compared to net financial income of €2.8 million for the first three months of 2023.

  Fair value adjustments and net currency exchange gains in the first three months of 2024 amounted to €30.6 million, compared to fair value adjustments and net currency exchange losses of €9.7 million for the first three months of 2023, and were primarily attributable to €12.4 million of unrealized currency exchange gains on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, and to €17.6 million of positive changes in fair value of current financial investments.
  Net other financial income in the first three months of 2024 amounted to €25.4 million, compared to net other financial income of €12.5 million for the first three months of 2023, and was primarily attributable to €25.2 million of interest income, which increased significantly due to the increase in interest rates.

Net profit from continuing operations for the first three months of 2024 was €23.5 million, compared to a net loss from continuing operations of €11.2 million for the first three months of 2023.

Results from discontinued operations

(€ millions)

	Three months ended 31 March		% Change
	2024	2023
Product net sales	11.3	26.7	-58%
Collaboration revenues	26.0	93.6	-72%
Total net revenues	37.3	120.3	-69%
Cost of sales	(1.9)	(3.6)	-47%
R&D expenses	(13.4)	(51.0)	-74%
G&A and S&M expenses	(9.2)	(31.1)	-71%
Other operating income	53.9	1.5
Operating profit	66.7	36.1
Net financial result	0.1	(1.3)
Income taxes	(0.1)	(0.4)
Net profit from discontinued operations	66.7	34.4

Total operating profit from discontinued operations amounted to €66.7 million in the first three months of 2024, compared to an operating profit of €36.1 million in the same period last year.

  Product net sales of Jyseleca® in Europe were €11.3 million for the first three months of 2024 consisting of sales to customers in January 2024. Product net sales to customers for the first three months of 2023 amounted to €26.7 million. As from 1 February 2024, all economics linked to the sales of Jyseleca® in Europe are to the benefit of Alfasigma.
  Collaboration revenues for the development of filgotinib with Gilead amounted to €26.0 million for the first three months of 2024, compared to €93.6 million for the same period last year. The sale of the Jyseleca® business to Alfasigma on 31 January 2024 led to the full recognition in revenue of the remaining deferred income related to filgotinib.
  Cost of sales related to Jyseleca® net sales were €1.9 million for the first three months of 2024. Cost of sales related to Jyseleca® net sales for the first three months of 2023 amounted to €3.6 million.
  R&D expenses for the development of filgotinib for the first three months of 2024 amounted to €13.4 million, compared to €51.0 million in the first three months of 2023. As from 1 February 2024, all filgotinib development expenses are recharged to Alfasigma.
  G&A and S&M expenses related to the Jyseleca® business amounted to €9.2 million in the first three months of 2024, compared to €31.1 million in the first three months of 2023. As from 1 February 2024, all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma.
  Other operating income for the first three months of 2024 amounted to €53.9 million (€1.5 million for the same period last year) and comprised €53.2 million related to the preliminary calculation of the gain on the sale of the Jyseleca® business to Alfasigma. This preliminary result at 31 March 2024 of the transaction is considering the following elements:
    €50.0 million of upfront payment received at closing of the transaction of which €40.0 million was paid on an escrow account. This amount will be kept in escrow for a period of one year after the closing date of 31 January 2024. We gave customary representations and warranties which are capped and limited in time (at 31 March 2024, this €40.0 million is presented as “Escrow account” in our balance sheet).
    €13.2 million of cash received at closing of the transaction from Alfasigma for preliminary settlement for net cash and working capital and an additional adjustment estimated at €1.1 million related to settlement for completion accounts.
    €47.0 million of estimated fair value on 31 January 2024 of the future earn-outs payable by Alfasigma to us (the fair value of these future earn-outs at 31 March 2024 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables”).
    €40.0 million of liability towards Alfasigma on 31 January 2024 for R&D cost contributions of which €5.0 million was paid in the first quarter of 2024 (at 31 March 2024, €35.0 million of liabilities for R&D cost contribution is presented in our balance sheet in “Other non-current liabilities” for €10.0 million and on the line “Trade and other liabilities” for €25.0 million).

Net profit from discontinued operations related to Jyseleca® amounted to €66.7 million for the first three months of 2024, compared to a net profit amounting to €34.4 million for the first three months of 2023.

Cash, cash equivalents and current financial investments totaled €3,557.9 million as of 31 March 2024, as compared to €3,684.5 million as of 31 December 2023. Total net decrease in cash and cash equivalents and current financial investments amounted to €126.6 million during the first three months of 2024, compared to a net decrease of €88.6 million during the first three months of 2023. This net decrease was composed of (i) €125.2 million of operational cash burn, (ii) €36.9 million for the acquisition of financial assets held at fair value through profit or loss, (iii) €38.7 million of net cash in related to the sale of the Jyseleca® business to Alfasigma of which €40.0 million has been transferred to an escrow account, offset by (iv) €36.8 million of positive exchange rate differences, positive changes in fair value of current financial investments and variation in accrued interest income.

Outlook 2024

  Financial outlook

For the full year 2024, we reconfirm our cash burn guidance of €280 million to €320 million (compared to €414.8 million for the full year 2023), not including future potential business development opportunities.

  R&D Outlook
    We are progressing three CAR-T Phase 1/2 studies in hemato-oncology:
      GLPG5101 in relapsed/refractory NHL;
      GLPG5201 in relapsed/refractory CLL, and RT; and
      GLPG5301 in relapsed/refractory multiple myeloma.
    We are progressing two Phase 2 studies with TYK2 inhibitor GLPG3667, in systemic lupus erythematosus and in dermatomyositis.
    We plan to file Investigational New Drug applications in the U.S. to progress clinical development of our CAR-T programs in hemato-oncology.
    We will further upscale our CAR-T network and operations in the U.S. and Europe.
  Business development

We will continue to evaluate business development opportunities that fit our strategy to accelerate and expand our pipeline of potential best-in-class investigational medicines in our therapeutic focus areas of oncology and immunology.

Conference call and webcast presentation
We will host a conference call and webcast presentation on 3 May 2024, at 14:00 CET / 8:00 am ET. To participate in the conference call, please register in advance using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call by using the conference access information provided in the email received after registration, or by selecting the “call me” feature.

The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

Financial calendar 2024

1 August 2024 30 October 2024	Half-year 2024 results Third quarter 2024 results	(webcast: 2 August 2024) (webcast: 31 October 2024)

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson + 44 7539 359 676 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” ”intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” “further,” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2024), statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, and other payments, statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, our CAR-T-portfolio and our SIKi-portfolio, and potential changes of such plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our regulatory and R&D outlook, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in rrNHL, (iii) GLPG5201 in rrCLL, and (iv) GLPG5301 in rrMM,  statements regarding our commercialization efforts for filgotinib, our product candidates, and any of our future approved products, if any, statements regarding our expectations on commercial sales of any of our product candidates (if approved), statements related to the timing for submission of an Investigational New Drug application and the clinical development of our CAR-T program, and statements related to our portfolio goals and business plans. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2024 operating expenses, cash burn and other financial estimates may be incorrect (including because one or more of our assumptions underlying our revenue and expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from our ongoing and planned clinical research programs in DM, SLE, relapsed/refractory NHL, rrCLL, rrMM and other immunologic and oncologic indications or any other indications or diseases, may not support registration or further development of our product candidates due to safety or efficacy concerns or other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the risk that the preliminary and topline data from the ATALANTA-1, EUPLAGIA-1 and PAPILIO-1-studies may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza, BridGene Biosciences and Thermo Fisher Scientific), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations, the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our estimates of the commercial potential of our product candidates or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, the risks related to our strategic transformation, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

Addendum

Consolidated statements of income and comprehensive income/loss (-) (unaudited)

Consolidated income statement

	Three months ended 31 March
(thousands of €, except per share data)	2024	2023
Total net revenues	62,432	58,574
Cost of sales	(2,548)	-
Research and development expenses	(71,614)	(52,559)
Sales and marketing expenses	(2,907)	(1,017)
General and administrative expenses	(27,881)	(26,034)
Other operating income	9,387	6,838
Operating loss	(33,131)	(14,198)
Fair value adjustments and net currency exchange differences	30,613	(9,697)
Other financial income	25,707	13,358
Other financial expenses	(254)	(844)
Profit/loss (-) before tax	22,935	(11,380)
Income taxes	568	185
Net profit/loss (-) from continuing operations	23,503	(11,195)

Net profit from discontinued operations, net of tax	66,717	34,402

Net profit	90,220	23,207
Net profit attributable to:
Owners of the parent	90,220	23,207
Basic and diluted earnings per share	1.37	0.35
Basic and diluted earnings/loss (-) per share from continuing operations	0.36	(0.17)

Consolidated statement of comprehensive income/loss (–)

	Three months ended 31 March
(thousands of €)	2024	2023
Net profit	90,220	23,207
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	74	-
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	79	(59)
Realization of translation differences upon sale of foreign operations	4,095	-
Other comprehensive income/loss (-), net of income tax	4,248	(59)

Total comprehensive income attributable to:
Owners of the parent	94,468	23,148
Total comprehensive income attributable to owners of the parent arises from:
Continuing operations	23,392	(11,179)
Discontinued operations	71,076	34,327
Total comprehensive income, net of income tax	94,468	23,148

Consolidated statements of financial position (unaudited)

(thousands of €)	31 March 2024	31 December 2023
Assets
Goodwill	69,715	69,557
Intangible assets other than goodwill	125,998	127,906
Property, plant and equipment	125,059	126,321
Deferred tax assets	1,107	1,126
Non-current R&D incentives receivables	144,775	141,252
Non-current contingent consideration receivable	42,739	-
Other non-current assets	65,516	29,645
Non-current assets	574,909	495,807
Inventories	80,558	73,978
Trade and other receivables	54,611	28,449
Current R&D incentives receivables	37,436	37,436
Current financial investments	3,484,560	3,517,698
Cash and cash equivalents	73,372	166,803
Escrow account	40,222	-
Other current assets	15,711	15,140
Current assets from continuing operations	3,786,470	3,839,504
Assets in disposal group classified as held for sale	-	22,085
Total current assets	3,786,470	3,861,589
Total assets	4,361,379	4,357,396

Equity and liabilities
Share capital	293,937	293,937
Share premium account	2,736,994	2,736,994
Other reserves	(5,530)	(5,890)
Translation differences	2,687	(1,201)
Accumulated losses	(133,080)	(228,274)
Total equity	2,895,008	2,795,566
Retirement benefit liabilities	2,270	2,293
Deferred tax liabilities	22,728	23,607
Non-current lease liabilities	3,837	4,944
Other non-current liabilities	42,887	31,570
Non-current deferred income	1,012,435	1,071,193
Non-current liabilities	1,084,157	1,133,607
Current lease liabilities	4,140	4,652
Trade and other liabilities	145,551	135,201
Current tax payable	62	56
Current deferred income	232,461	256,270
Current liabilities from continuing operations	382,214	396,179
Liabilities directly associated with assets in disposal group classified as held for sale	-	32,044
Total current liabilities	382,214	428,223
Total liabilities	1,466,371	1,561,830
Total equity and liabilities	4,361,379	4,357,396

Consolidated cash flow statements (unaudited)

	Three months ended 31 March
(thousands of €)	2024	2023
Net profit of the period	90,220	23,207
Adjustment for non-cash transactions	(13,367)	34,340
Adjustment for items to disclose separately under operating cash flow	(25,638)	(9,972)
Adjustment for items to disclose under investing and financing cash flows	(57,736)	(2,426)
Change in working capital other than deferred income	(46,217)	8,273
Decrease in deferred income	(81,974)	(150,517)
Cash used in operations	(134,712)	(97,095)
Interest paid	(432)	(2,944)
Interest received	13,461	5,823
Corporate taxes paid	(751)	(651)
Net cash flows used in operating activities	(122,434)	(94,868)
Purchase of property, plant and equipment	(3,742)	(4,264)
Purchase of and expenditure in intangible fixed assets	(2,520)	(20)
Purchase of current financial investments	(420,158)	(1,008,866)
Investment income received related to current financial investments	4,653	2,345
Sale of current financial investments	489,651	722,137
Cash out from sale of subsidiaries, net of cash disposed	(1,339)	-
Acquisition of financial assets held at fair value through profit or loss	(36,880)	-
Net cash flows generated from/used in (-) investing activities	29,665	(288,669)
Payment of lease liabilities	(1,168)	(1,960)
Proceeds from capital and share premium increases from exercise of subscription rights	-	1,770
Net cash flows used in financing activities	(1,168)	(190)

Decrease in cash and cash equivalents	(93,937)	(383,727)

Cash and cash equivalents at beginning of the year	166,810	508,117
Decrease in cash and cash equivalents	(93,937)	(383,727)
Effect of exchange rate differences on cash and cash equivalents	499	(254)
Cash and cash equivalents at end of the period	73,372	124,135

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
On 1 January 2023	293,604	2,735,557	(1,593)	(4,853)	(496,689)	2,526,026
Net profit					23,207	23,207
Other comprehensive income/loss (-)			(111)	52		(59)
Total comprehensive income/loss (-)			(111)	52	23,207	23,148
Share-based compensation					13,663	13,663
Exercise of subscription rights	333	1,437				1,770
On 31 March 2023	293,937	2,736,994	(1,704)	(4,801)	(459,821)	2,564,604

On 1 January 2024	293,937	2,736,994	(1,201)	(5,890)	(228,274)	2,795,566
Net profit					90,220	90,220
Other comprehensive income			3,888	360		4,248
Total comprehensive income			3,888	360	90,220	94,468
Share-based compensation					4,974	4,974
On 31 March 2024	293,937	2,736,994	2,687	(5,530)	(133,080)	2,895,008

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’

i The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through profit or loss; the movement in restricted cash and movement in current financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The operational cash burn for the first three months of 2024 amounted to €125.2 million and can be reconciled to our cash flow statement by considering the decrease in cash and cash equivalents of €93.9 million, adjusted by (i) the net sale of current financial investments amounting to €69.5 million, (ii) the cash-out related to the sale of subsidiaries of €1.3 million, and (iii) the acquisition of financial assets held at fair value through profit or loss of €36.9 million.
ii General and administrative
iii Sales and marketing